082-35116

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SEC MAIL PROCESSING
RECEIVED
DEC 12 2007
WASH. D.C. 209 SECTION

December 12, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translations of an Immediate Report on Distribution of Case Dividend and an Immediate Report on Convening of General Meeting, both dated December 11, 2007.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

07028853

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

1/2/08

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Leumi House, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

11 December 2007

To: Israel Securities Authority
The Tel Aviv Stock Exchange

Immediate Report on Distribution of Cash Dividend

Regulation 37(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. We hereby give notice that on 11 December 2007 the Board of Directors of the Corporation resolved to distribute a dividend.

2. The amount of the dividend to be distributed is NIS 1,414,232,680.
The dividend is at the rate of 100.0% of the issued and fully paid share capital and some 49.8% of the net profit for the first nine months of 2007.

3. Dividend record date: 20 January 2008
"Ex" date: 21 January 2008
Date of dividend distribution: 5 February 2008

4. Rate of tax to be deducted at source: 20%

5. Balance of profits of the Corporation, as defined in Section 302 of the Companies Law, 1999, following the distribution detailed in this report is NIS 10,824,000,000. The Corporation, being a banking corporation, is subject to additional restrictions regarding distributions in addition to those contained in Section 302 of the Companies Law, 1999.

6. Procedure for approval of distribution of the dividend: Subject to the approval of the upcoming Special General Meeting of Stockholders.

7.

Tel Aviv Stock Exchange Registration Number of Eligible Security	Dividend Amount Per Share to be Distributed in NIS or Other Currency	Currency of Payment	Date of Payment
604611	1.0	NIS	5 February 2008

8. The Corporation does not have any dormant shares that are not entitled to payment of the dividend and therefore no waivers are required.

9. The Corporation has outstanding securities convertible into capital. The effect of the distribution of the dividend on these securities is as follows:
Regarding the exercise shares arising from the exercise of the options allocated to employees of the Leumi Group on 24 January 2006 (Leumi Option 01/06), the gross dividend to which each aforementioned share is entitled on the record date for determining entitlement to participate in the dividend distribution shall be deducted from the exercise price, such amount being linked to the CPI from the record date for determining the right to participate in such dividend distribution, until the actual date of the exercise of the options.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

11 December 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 11 December 2007, it was resolved to call a Special General Meeting.
Registration No. of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611
The General Meeting will be held on Thursday, 17 January 2008 at 10:30 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 17 December 2007.

3. Items on the agenda:

   See Annex 1 attached hereto.

   There is a proposal on the agenda for the appointment of an External Director.
   Section 239(d) of the Companies Law, 1999, whereby if all the members of the board of directors of a company are of the same gender, the external director being appointed must be of the opposite gender, is not applicable.

   The text of the proposed resolutions or summary of their main points:

   See Annex 2 attached hereto.

4. The text of the Voting Paper is attached hereto as Annex 3.

   Address of the website at which one may vote, in a case where the company is allowing voting through the internet: N/A

E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 24 January 2008 at 10:30 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The registered office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1
Details of the Items on the Agenda of the General Meeting:

Item 1: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

Description of Item: The General Meetings of the Bank have approved, from time to time, the renewal and purchase of insurance policies in respect of the liability of the Directors and other officers of the Bank and the Group. The Special General Meeting of the Bank held on 14 February 2007 approved the purchase of insurance cover of an amount of up to U.S.$ 207.5 million (for one year commencing 1 July 2006).
The Audit Committee, and thereafter the Board of Directors of the Bank, have approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including overseas subsidiaries, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million (with a right of reinstatement of U.S.$ 197.5) at a premium of U.S.$ 1,267,760.

Text of the Resolution: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,268 thousand.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Change of the Terms of Employment of the Chairman of the Board of Directors

Description of Item: Pursuant to the agreement between the Bank and the Chairman of the Board of Directors, Mr. Eitan Raff, of 16 July 1995 (as amended on 25 June 2001 and 25 February 2004), the Chairman of the Board of Directors is entitled to a provision by the Bank equal to 2.5% of his monthly compensation (the "Provision Amount") for loss of earning ability insurance.

Since according to the terms of the said insurance, as from the date on which the Chairman of the Board reached the age of 65, it is no longer possible to make such provisions, it is proposed that, from such date, the Bank's provisions for loss of earning ability insurance cease, and that the Provision Amount be provided instead for the purposes of increasing the Bank's pension provisions for the Chairman of the Board, such that instead of a 5% pension provision, the Bank will provide 7.5% of the monthly compensation for pension.

It should be noted that the proposed amendment to the terms of employment of the Chairman of the Board does not involve any additional expense for the Bank.

The said amendment to the terms of employment of the Chairman of the Board was approved by the Audit Committee of the Board of Directors, and thereafter by the

Board of Directors. It should be noted that the Chairman of the Board was not present at the time of approval of the said resolutions by the Audit Committee and Board of Directors.

Text of the Resolution: To approve a change to the terms of employment of the Chairman of the Board of Directors, Mr. Eitan Raff, such that instead of the entitlement of the Chairman of the Board to a provision equal to 2.5% of his gross monthly salary for loss of earning ability insurance, these amounts will be provided as an addition to the Bank's provision to the pension fund of the Chairman of the Board. The change will take effect as from the date on which the Chairman of the Board reached the age of 65.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3: Election of Professor Israel Gilead as an External Director for an Additional Period of Three Years

Description of Item: Professor Israel Gilead has served as an External Director of the Bank pursuant to Section 239 of the Companies Law, 1999 (the "Companies Law") since 1 February 2005 and will complete his three year term on 31 January 2008. The Shares Committee of the Bank, that votes in respect of the shares held by the State pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Shares Committee") has proposed his election for an additional period of three years, as of such date.

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Professor Israel Gilead
(1A) Identity Number: 05062900-5
(2) Date of Birth: 17 November 1951
(3) Address for Service of Court Documents: 9 Miron Street, Mevasseret Zion 90805
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Chairman of the Guidelines Committee, Member of the Credit Committee, Audit Committee, Committee for the Approval of Transactions, Finance Committee, Remuneration Committee, Ad Hoc Committee for the Implementation of the Capital Market Reform, Securities Committee, Special Committee for LII Offerings, Committee for the Approval of Conflicts of Interest and Examining Committee.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: Yes
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 1 February 2005
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: Professor of Law, Doctor of Law and BA in Law and Economics – The Hebrew University of Jerusalem.

Professor of Law at the Hebrew University of Jerusalem.
Chairman of the Central National Management Committee for Examination and Evaluation (the Psychometric Exam). Member of the Public Committee pursuant to the Law for Appointment of Managers and Administration for Pension Fund Arrangements.
Until February 2005, Director of Modus Selective Management Ltd.
Until 2002, Member of the Investment Committee of Bank Yahav Ltd., External Director and member of the Audit Committee of the Yahav Savings, Yahavit and Chen Yahav Provident Funds and the Provident and Supplementary Training Funds Management Company of Bank Yahav Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Professor Israel Gilead as an External Director pursuant to sections 239 and 245 of the Companies Law, 1999 for a period of three years, commencing 1 February 2008.

Required Majority: An ordinary majority, provided that in the vote the majority shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank, or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total voting rights in the Bank.

Item 4: Director's Fees

Description of Item: It is proposed to increase, commencing 1 February 2008, the attendance fees paid to Directors of the Bank (except the Chairman of the Board of Directors), including the External Directors of the Bank, such that identical attendance fees for meetings will be paid to all Directors (except the Chairman, as mentioned), of NIS 2,300 (instead of NIS 1,843).

It should be noted that at this stage no change to the annual compensation and reimbursed expenses of Directors is on the agenda. It is also proposed that the dates of payment and linkage provisions of the attendance fees be based on the Companies (Rules regarding External Directors' Compensation and Expenses) Regulations, 2000 (the "Compensation Regulations"), as in the past.

The resolution was approved by the Audit Committee and Board of Directors, as required by the Companies Law.

Explanation: Until now, the Bank has brought for the approval of the General Meeting the annual compensation, attendance fees and reimbursement of expenses for all Directors (expect the Chairman), following approval of the Audit Committee and Board of Directors, in accordance with the compensation payable to external directors according to the table appearing in the Compensation Regulations. Pursuant to Regulation 8A of the Compensation Regulations, the company may approve

"relative compensation" for external directors, as opposed to the compensation determined in the table appearing in the Compensation Regulations, according to the compensation of other directors of the company, and subject to various conditions laid down in the Compensation Regulations (whereby the relative amount may not be lower than the lowest compensation received by the "other directors" of the company, it may not exceed the average compensation received by the "other directors" of the company, it shall be paid at the same time as the compensation of the "other directors" and the compensation of all the external directors of the company shall be identical). The Compensation Regulations also determine that the compensation paid to an external director may not be changed throughout the entire 3 years of his term, except for a change to the benefit of the external director made at the time of appointment or extension of the term of another external director (Regulation 8C of the Compensation Regulations).

Since the General Meeting is being requested to elect an External Director of the Bank, the Audit Committee and thereafter Board of Directors resolved to approve and recommend to the General Meeting the approval of an increase in the attendance fees paid to all the Directors (excluding the Chairman of the Board), including the External Director standing for election and the other serving External Director, in respect of attendance of the Directors at meetings of the Board of Directors and its Committees.
It should be noted that the change is proposed in light of the high work load of the members of the Board of Directors.

Text of the Resolution: To approve an increase in attendance fees for both regular and other meetings paid to all the Directors of the Bank (excluding the Chairman), including External Directors, to an amount of NIS 2,300 per meeting, commencing 1 February 2008, with the dates of payment and linkage provisions being based on the Companies (Rules regarding External Directors' Compensation and Expenses) Regulations, 2000.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 5: Approval of the Distribution of a Dividend in respect of the first 9 months of 2007

In light of the results of the Bank for the 9 months ending 30 September 2007, the Board of Directors has resolved to recommend to the General Meeting the distribution of a cash dividend of some 49.8% of the net profit for the above period (some NIS 1.414 billion), 100.0% of the paid-up capital.
Subject to the approval of the General Meeting, the said dividend will be paid on 5 February 2008 to holders of the ordinary stock of the Bank who hold stock as of 20 January 2008 (the record date). The stock will trade "ex" dividend on 21 January 2008, and the dividend will be NIS 1.0 for every NIS 1.0 par value of ordinary stock. (Tax will be deducted at source from the above dividend as required by law, namely, 20%).

Text of the Resolution: To approve the distribution of a dividend in respect of the first nine months of 2007 ending 30 September 2007, of 100.0% of the paid-up capital (NIS 1.0 for every NIS 1.0 par value of ordinary stock), constituting some 49.8% of the net profit for the nine months ending 30 September 2007, to be paid on 5 February 2008.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Annex 2

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that a Special General Meeting of the Bank will be held at Lyn House, 35 Yehuda Halevi Street, Tel Aviv, on Thursday, 17 January 2008 at 10:30 am, for the following purposes:

1. To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,268 thousand.

2. To approve a change to the terms of employment of the Chairman of the Board of Directors, Mr. Eitan Raff, such that instead of the entitlement of the Chairman of the Board to a provision equal to 2.5% of his gross monthly salary for loss of earning ability insurance, these amounts will be provided as an addition to the Bank's provision to the pension fund of the Chairman of the Board. The change will take effect as from the date on which the Chairman of the Board reached the age of 65.

3. To elect Prof. Israel Gilead for an additional period of three years as an External Director.

4. To approve an increase in attendance fees for both regular and other meetings of the Board of Directors (excluding the Chairman), including those of the External Directors, commencing 1 February 2008.

5. To approve the distribution of a dividend in respect of the first nine months of 2007 ending 30 September 2007, of 100.0% of the paid-up capital (NIS 1.0 for every NIS 1.0 par value of ordinary stock), constituting some 49.8% of the net profit for the nine months ending 30 September 2007, to be paid on 5 February 2008.

The majority required to approve resolutions 1, 2, 4 and 5 above is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The majority required to approve resolution 3 above is an ordinary majority, provided that in the vote the majority shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank, or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total voting rights in the Bank.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Monday, 17 December 2007.

A stockholder entitled to attend and vote may vote by means of a voting paper, pursuant to the Companies Law, 1999 and the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations"), such being in respect of Items 1, 2, 3 and 4 on the agenda.

The addresses of the distribution website of the Israel Securities Authority (the "Securities Authority") and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), at which the text of the voting paper and the position papers (as defined in Section 88 of the Companies Law) are obtainable:

Distribution website of the Securities Authority: http://www.magna.isa.gov.il/
Website of the Stock Exchange: http://www.maya.tase.co.il/

Voting by means of a voting paper is to be done on the Second Part of the voting paper as published on the distribution website of the Securities Authority.

A stockholder may apply to the Bank directly and receive the text of the voting paper and the position papers.

A Stock Exchange member will send via electronic mail, free of charge, the link to the voting paper and the position papers on the distribution site of the Securities Authority to all stockholders not registered in the Register of Shareholders and whose stock is registered with such Stock Exchange member, if the stockholder has given notice that he so wishes, provided that the notice was given in respect of a particular securities account and at a date prior to the record date.

A stockholder whose stock is registered with a Stock Exchange member is entitled to receive a certificate of ownership from the Stock Exchange member through which he holds his stock, at a branch of the Stock Exchange member or via mail to his address against payment of the delivery charge only, if so requested. Such a request is to be made in advance in respect of a particular securities account.

The final date for delivery of position papers to the Bank is Thursday, 27 December 2007.

The final date for delivery of voting papers to the Bank is Monday, 14 January 2008, at 10:30 am.

Apart from the option of voting by means of a voting paper in respect of Items 1, 2, 3 and 4 as previously mentioned, a stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the registered office of the Bank no less than 48 hours prior to the time of the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a Stock

Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 1981: "No person may come to an agreement with another regarding their voting for the election of a director of a banking corporation or a bank holding corporation, except in accordance with a permit granted by the Governor [of the Bank of Israel], following consultation with the Licenses Committee; this provision will not apply to a holder of means of control* who comes to an agreement with another, that the other shall vote in the name of and on behalf of the holder for such person as the holder of means of control directs him, provided that the other shall not vote in the name of and on behalf of more than one other holder."

Therefore, as regards the election of the Director (Item 3 on the agenda), a proxy holder who is himself a stockholder of the Bank may vote in the name of and on behalf of one additional stockholder only. As regards the other matters on the agenda of the General Meeting, there is nothing to prevent a proxy holder from representing more than one stockholder.

Tel Aviv, 12 December 2007

By Order of the Board of Directors

Jennifer Janes, Adv.
Group Secretary

The full text of the resolutions on the agenda of the General Meeting, as well as details of the insurance policy, may be examined at the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

* i.e. any stockholder

<u>Annex 3</u>

BANK LEUMI LE-ISRAEL B.M.

Voting Paper pursuant to the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations") in respect of the Special General Meeting to be held on Thursday, 17 January 2008.

First Part

1. Name of Company: Bank Leumi le-Israel B.M. (the "Bank").

2. Type of General Meeting, Date and Place at which to be Held: Special General Meeting. The General Meeting will be held on Thursday, 17 January 2008 at 10:30 am at the offices of the Bank at Lyn House, 35 Yehuda Halevi Street, Tel Aviv. Should the Meeting be adjourned, the adjourned Meeting will be held on Thursday, 24 January 2008, at the same place and time.

3. Details of the Items on the Agenda in relation to which one may vote by means of a Voting Paper:

   Item 1: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

   Description of Item: As you may recall, the General Meetings of the Bank have approved, from time to time, the renewal and purchase of insurance policies in respect of the liability of the Directors and other officers of the Bank and the Group. The Special General Meeting of the Bank held on 14 February 2007 approved the purchase of insurance cover of an amount of up to U.S.$ 207.5 million (for one year commencing 1 July 2006).
   The Audit Committee, and thereafter the Board of Directors of the Bank, have approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including overseas subsidiaries, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million (with a right of reinstatement of U.S.$ 197.5) at a premium of U.S.$ 1,267,760.

   Text of the Resolution: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,268 thousand.

   Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Change of the Terms of Employment of the Chairman of the Board of Directors

Description of Item: Pursuant to the agreement between the Bank and the Chairman of the Board of Directors, Mr. Eitan Raff, of 16 July 1995 (as amended on 25 June 2001 and 25 February 2004), the Chairman of the Board of Directors is entitled to a provision by the Bank equal to 2.5% of his monthly compensation (the "Provision Amount") for loss of earning ability insurance.

Since according to the terms of the said insurance, as from the date on which the Chairman of the Board reached the age of 65, it is no longer possible to make such provisions, it is proposed that, from such date, the Bank's provisions for loss of earning ability insurance cease, and that the Provision Amount be provided instead for the purposes of increasing the Bank's pension provisions for the Chairman of the Board, such that instead of a 5% pension provision, the Bank will provide 7.5% of the monthly compensation for pension.

It should be noted that the proposed amendment to the terms of employment of the Chairman of the Board does not involve any additional expense for the Bank.

The said amendment to the terms of employment of the Chairman of the Board was approved by the Audit Committee of the Board of Directors, and thereafter by the Board of Directors. It should be noted that the Chairman of the Board was not present at the time of approval of the said resolutions by the Audit Committee and Board of Directors.

Text of the Resolution: To approve a change to the terms of employment of the Chairman of the Board of Directors, Mr. Eitan Raff, such that instead of the entitlement of the Chairman of the Board to a provision equal to 2.5% of his gross monthly salary for loss of earning ability insurance, these amounts will be provided as an addition to the Bank's provision to the pension fund of the Chairman of the Board. The change will take effect as from the date on which the Chairman of the Board reached the age of 65.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3: Election of Professor Israel Gilead as an External Director for an Additional Period of Three Years

Description of Item: Professor Israel Gilead has served as an External Director of the Bank pursuant to Section 239 of the Companies Law, 1999 (the "Companies Law") since 1 February 2005 and will complete his three year term on 31 January 2008. The Shares Committee of the Bank, that votes in respect of the shares held by the State pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Shares Committee") has proposed his election for an additional period of three years, as of such date.

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Professor Israel Gilead

(1A) Identity Number: 05062900-5
(2) Date of Birth: 17 November 1951
(3) Address for Service of Court Documents: 9 Miron Street, Mevasseret Zion 90805
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Chairman of the Guidelines Committee, Member of the Credit Committee, Audit Committee, Committee for the Approval of Transactions, Finance Committee, Remuneration Committee, Ad Hoc Committee for the Implementation of the Capital Market Reform, Securities Committee, Special Committee for LII Offerings, Committee for the Approval of Conflicts of Interest and Examining Committee.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: Yes
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 1 February 2005
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: Professor of Law, Doctor of Law and BA in Law and Economics – The Hebrew University of Jerusalem.
Professor of Law at the Hebrew University of Jerusalem.
Chairman of the Central National Management Committee for Examination and Evaluation (the Psychometric Exam). Member of the Public Committee pursuant to the Law for Appointment of Managers and Administration for Pension Fund Arrangements.
Until February 2005, Director of Modus Selective Management Ltd.
Until 2002, Member of the Investment Committee of Bank Yahav Ltd., External Director and member of the Audit Committee of the Yahav Savings, Yahavit and Chen Yahav Provident Funds and the Provident and Supplementary Training Funds Management Company of Bank Yahav Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Professor Israel Gilead as an External Director pursuant to sections 239 and 245 of the Companies Law, 1999 for a period of three years, commencing 1 February 2008.

Required Majority: An ordinary majority, provided that in the vote the majority shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank, or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total voting rights in the Bank.

In the Second Part of this Voting Paper, space has been allocated for the indication of the existence or absence of an interest with regard to this Item 3, and for a description of the nature of the relevant interest, as required according to the provisions of the Companies Law and the Regulations. **It is emphasized that where a stockholder does not indicate**

<u>the existence or absence of such an interest, or does not describe the nature of the interest, his vote will not be included in the count.</u>

Item 4: Director's Fees

Description of Item: It is proposed to increase, commencing 1 February 2008, the attendance fees paid to Directors of the Bank (except the Chairman of the Board of Directors), including the External Directors of the Bank, such that identical attendance fees for meetings will be paid to all Directors (except the Chairman, as mentioned), of NIS 2,300 (instead of NIS 1,843).

It should be noted that at this stage no change to the annual compensation and reimbursed expenses of Directors is on the agenda. It is also proposed that the dates of payment and linkage provisions of the attendance fees be based on the Companies (Rules regarding External Directors' Compensation and Expenses) Regulations, 2000 (the "Compensation Regulations"), as in the past.

The resolution was approved by the Audit Committee and Board of Directors, as required by the Companies Law.

Explanation: Until now, the Bank has brought for the approval of the General Meeting the annual compensation, attendance fees and reimbursement of expenses for all Directors (expect the Chairman), following approval of the Audit Committee and Board of Directors, in accordance with the compensation payable to external directors according to the table appearing in the Compensation Regulations. Pursuant to Regulation 8A of the Compensation Regulations, the company may approve "relative compensation" for external directors, as opposed to the compensation determined in the table appearing in the Compensation Regulations, according to the compensation of other directors of the company, and subject to various conditions laid down in the Compensation Regulations (whereby the relative amount may not be lower than the lowest compensation received by the "other directors" of the company, it may not exceed the average compensation received by the "other directors" of the company, it shall be paid at the same time as the compensation of the "other directors" and the compensation of all the external directors of the company shall be identical). The Compensation Regulations also determine that the compensation paid to an external director may not be changed throughout the entire 3 years of his term, except for a change to the benefit of the external director made at the time of appointment or extension of the term of another external director (Regulation 8C of the Compensation Regulations).

Since the General Meeting is being requested to elect an External Director of the Bank, the Audit Committee and thereafter Board of Directors resolved to approve and recommend to the General Meeting the approval of an increase in the attendance fees paid to all the Directors (excluding the Chairman of the Board), including the External Director standing for election and the other serving External Director, in respect of attendance of the Directors at meetings of the Board of Directors and its Committees.
It should be noted that the change is proposed in light of the high work load of the members of the Board of Directors.

Text of the Resolution: To approve an increase in attendance fees for both regular and other meetings paid to all the Directors of the Bank (excluding the Chairman), including External Directors, to an amount of NIS 2,300 per meeting, commencing 1 February 2008, with the dates of payment and linkage provisions being based on the Companies (Rules regarding External Directors' Compensation and Expenses) Regulations, 2000.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

4. Place and Time at which the Full Text of the Proposed Resolutions may be Examined: The full text of the proposed resolutions, as well details of the insurance policy, may be examined at the Secretariat of the Bank at the Bank's registered office, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

5. The voting paper will only be valid if an unregistered shareholder's certificate of ownership is attached thereto (that is, a person in whose name ordinary stock of the Bank is registered with a Stock Exchange Member, and such stock is included in the stock registered in the Register of Shareholders in the name of the nominee company (Hevra Le-Rishumim)). In the case of holders of shares (stock) registered in the Register of Shareholders of the Bank, the voting paper will only be valid if a copy of an identity document, passport or certificate of incorporation is attached thereto. This voting paper, together with the previously mentioned attachments, must reach the Bank at least 72 hours before the time of the vote (by Monday, 14 January 2008 at 10:30 am).

6. Address of the Bank for the Delivery of Voting Papers and Position Papers: The Bank's registered office, Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, for the attention of the Secretariat of the Bank (11th floor).

7. Final Date for the delivery of Position Papers to the Bank: 10 days following the record date i.e. by 27 December 2007.

8. Final Date for the delivery of the Response of the Board of Directors to the Position Papers: 12 days prior to the date of the General Meeting i.e. 4 January 2008.

9. Address of the distribution website of the Israel Securities Authority and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), at which voting papers and position papers are available:

   - Distribution website of the Israel Securities Authority: http://www.magna.isa.gov.il/
   - Website of the Stock Exchange: http://www.maya.tase.co.il/

10. A stockholder is entitled to receive the certificate of ownership at a branch of the Stock Exchange member or via mail, if so requested. Such a request is to be made in advance in respect of a particular securities account.

11. An unregistered stockholder is entitled to receive, via electronic mail and free of charge, the link to the voting paper and position papers on the distribution site of the Securities Authority from the Stock Exchange member through which he holds his stock, unless he notifies the Stock Exchange member that he does not wish to receive the said link or that he wishes to receive voting papers via mail for payment; notice with regard to voting papers also applies to the receipt of position papers.

One or more stockholders who, on the record date (17 December 2007), hold an amount constituting five percent or more of the total voting rights in the Bank, and the holder of said amount out of the total voting rights that are not held by the controlling shareholder of the Bank (as defined in Section 268 of the Companies Law (the "Controlling Shareholder")), is entitled to examine the voting papers as detailed in Regulation 10 of the Regulations, following the holding of the General Meeting, either personally or through a representative, at the registered office of the Bank during normal business hours.
The amount of stock constituting 5% of the total voting rights of the Bank is NIS 70,711,634 par value ordinary stock of the Bank.
The amount of stock constituting 5% of the total voting rights of the Bank that are not held by the Controlling Shareholder is NIS 56,716,493 par value ordinary stock of the Bank.

Voting Paper – Second Part

Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations")

Name of Company: Bank Leumi le-Israel B.M.

Address of the Company (for delivery and sending of voting papers): Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546 (11th floor), for the attention of the Secretariat of the Bank

Company No.: 52-001807-8

Date of Meeting: Thursday, 17 January 2008, at 10:30 am

Type of Meeting: Special

Record Date: Monday, 17 December 2007

(To here to be completed by the Company)

Details of Shareholder

Name of Shareholder (Ordinary Stock): ______________________________

Identity No.: ______________________________

If the shareholder is not a holder of an Israeli Identity Document –

Passport No.: ______________________________

Country of Issue: ______________________________

Expiry Date: ______________________________

If the shareholder is a corporation –

Registered No.: ______________________________

Country of Registration: ______________________________

Manner of Voting

Item Number on the Agenda	Manner of Voting[1]			With regard to the election of an External Director (Section 239(b) of the Companies Law – Are you a controlling shareholder (Item 3)[2]?	
	In Favor	Against	Abstain	Yes*	No
1					
2					
3					
4					

<u>Details</u>

Regarding the Resolution for the approval of the election of an External Director – Item 3 on the Agenda – the following are details regarding my/our being a "Controlling Shareholder" (pursuant to Section 239(b) of the Companies Law):

____

____

_______________ Date

_______________ Signature

Stockholders who hold stock through a Stock Exchange member (pursuant to Section 177(1) of the Companies Law) – the voting paper is only valid together with a certificate of ownership.

Stockholders registered in the Register of Shareholders of the Bank – the voting paper is only valid together with a copy of an identity document/passport/certificate of incorporation.

END

[1] Lack of completion will be considered abstention from voting with regard to the relevant Item.
[2] The votes of a stockholder who does not complete this column, or who indicates "yes" and does not provide details, will not be counted.
* Please provide details.